EXHIBIT 12.1

SONOCO PRODUCTS COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six months ended		Years Ended December 31
	July 3, 2011	June 27, 2010	2010	2009	2008	2007	2006
EARNINGS
Pretax income - as reported	$154,922	$149,054	$254,454	$214,221	$202,376	$255,626	$274,808
Add: Distributed income from affiliates	2,115	3,425	17,123	5,563	7,632	8,435	9,496
Add: Fixed charges	28,457	26,370	58,352	60,591	72,964	79,950	68,669
Amortization of capitalized interest	1,180	1,123	2,303	2,301	2,161	2,245	2,115

Total Earnings	186,674	179,972	332,232	282,676	285,133	346,256	355,088

Less: Capitalized interest	(1,502)	(1,100)	(3,817)	(2,899)	(1,917)	(2,916)	(2,666)

Adjusted earnings	$185,172	$178,872	$328,415	$279,777	$283,216	$343,340	$352,422

FIXED CHARGES
Interest expense	$18,709	$17,869	$37,413	$40,992	$53,401	$61,440	$51,952
Capitalized interest	1,502	1,100	3,817	2,899	1,917	2,916	2,666
Portion of rents representative of the interest factor	8,246	7,401	17,122	16,700	17,646	15,594	14,051

Total fixed charges	$28,457	$26,370	$58,352	$60,591	$72,964	$79,950	$68,669

Ratio of Earnings to Fixed Charges	6.51	6.78	5.63	4.62	3.88	4.29	5.13